SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ASTEX PHARMACEUTICALS, INC.

(Name of Subject Company)

Autumn Acquisition Corporation

(Offeror)

a wholly owned direct subsidiary of

Otsuka America, Inc.
(Direct Parent of Offeror)
a wholly owned indirect subsidiary of

Otsuka Pharmaceutical Co., Ltd.
(Parent of Offeror)
a wholly owned subsidiary of

Otsuka Holdings Co., Ltd.
(Ultimate Parent of Offeror)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

04624B10
(CUSIP Number of Class of Securities)

Hajime Seki
General Counsel and Director of Legal Affairs Department
Otsuka Holdings Co., Ltd.
Shinagawa Grand Central Tower
2-16-4 Konan, Minato-ku, Tokyo 108-8241, Japan
+81-3-6717-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

Mitsuhiro Kamiya Skadden, Arps, Slate, Meagher & Flom LLP Izumi Garden Tower, 21st Floor 1-6-1 Roppongi, Minato-ku, Tokyo, 106- 6021 Japan +81-3-3568-2600	Kenton King Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, CA 94301 (650) 470-4500	Hiroshi Sarumida Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$940,579,868	$128,295.09

(1)     Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $8.50 per share of common stock of Astex Pharmaceuticals, Inc., par value $0.001 per share, (“Shares”) by 110,656,455 Shares, which is the sum of (i) 95,006,917 Shares issued and outstanding, (ii) 15,464,910 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options to purchase Shares and (iii) 184,628 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding warrants.

(2)               The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.00013640.

☒                 Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$128,295.09	Filing Party:	Autumn Acquisition Corporation
Form or Registration No.	Schedule TO	Date Filed:	September 13, 2013

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒      Third-party offer subject to Rule 14d-1.

☐      Issuer tender offer subject to Rule 13e-4.

☐      Going-private transactions subject to Rule 13e-3.

☐      Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on September 13, 2013 (which, together with Amendment No. 1, filed September 16, 2013, this Amendment and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) by Autumn Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Otsuka Pharmaceutical Co., Ltd., a joint stock company organized under the laws of Japan (“Parent”). This Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Astex Pharmaceuticals, Inc., a Delaware corporation (“Astex”), at a purchase price of $8.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes payable in respect thereof, upon the terms and subject to the conditions set forth in (1) the Offer to Purchase, dated September 13, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is set forth as Exhibit (a)(1)(A) hereto, and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which is set forth as Exhibit (a)(1)(B) hereto (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”).

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule TO.  The information in the Schedule TO is incorporated into this Amendment by reference to all applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1. Summary Term Sheet

The information incorporated into Item 1 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented as follows.  The Offer to Purchase is amended and supplemented by deleting in its entirety on page S-vi the first paragraph of the response to the question “If I decide not to tender, how will the Offer affect my Shares?” and replacing it with the following:

“If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into Astex and all of the then outstanding Shares (other than Shares held (1) by Astex, Parent or Purchaser or any other direct or indirect wholly owned subsidiary of Astex or Parent, which Shares will be canceled and extinguished, or (2) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be canceled and converted into the right to receive $8.50 or any greater per Share price paid in the Offer, without interest and less any applicable withholding taxes. If we accept and purchase Shares in the Offer, we anticipate consummating the Merger as soon as practicable without a vote of or any other action of any other stockholders of Astex, pursuant to 251(h) of the DGCL.  If the Merger is effected pursuant to Section 251(h) of the DGCL, (i) Astex shareholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law and (ii) Astex shareholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.”

The information incorporated into Item 1 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented as follows.  The Offer to Purchase is amended and supplemented by deleting in its entirety on page S-vi the first paragraph in the response to the question “What is the market value of my Shares as of a recent date?” and replacing it with the following:

“On September 3, 2013, two days before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $6.68. On September 12, 2013, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $8.76. The Offer Price represents approximately a 27% premium over the September 3, 2013 closing stock price, the last trading day before reports appeared in the media that Parent had made an offer to acquire Astex, and premiums of 52%, 89%, 84% and 181.5% over the closing trading prices for the Shares thirty-days, sixty-days, ninety-days and one-year prior, respectively, to September 3, 2013. We encourage you to obtain a recent price for Shares in deciding whether to tender your Shares.

Item 2. Subject Company Information.

The information incorporated into Item 2 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”) is hereby amended and supplemented as follows.  The last paragraph of that section, on page 12 of the Offer to Purchase, is hereby deleted, amended, and restated as follows:

“On September 3, 2013 two days before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $6.68. On September 12, 2013, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was 8.67. The Offer Price represents approximately a 27% premium over the September 3, 2013 closing stock price, the last trading day before reports appeared in the media that Parent had made an offer to acquire Astex, and premiums of 52%, 89%, 84% and 181.5% over the closing trading prices for the Shares thirty-days, sixty-days, ninety-days and one-year prior, respectively, to September 3, 2013. Astex has not declared or paid a dividend in the past two years. According to Astex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, Astex currently intends to retain any earnings for use in operations of Astex’s business and, therefore, it does not anticipate paying any cash dividends in the foreseeable future. Additionally, the Merger Agreement prohibits Astex from declaring or paying any dividends on any class or series of its capital stock. Stockholders are urged to obtain a current market quotation for the Shares.”

Item 3. Identity and Background of Filing Person.

The information incorporated into Item 3 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and in Schedule I to the Offer to Purchase entitled Certain Information Concerning Parent and Purchaser is hereby amended and supplemented as follows.  Ms. Noriko Tojo’s information on Schedule I is amended and restated as follows:

Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Noriko Tojo Representative Director & President & CEO

Representative Director & President & CEO, Otsuka America, Inc., April 2012 to Present.

Executive Director (Board Member), Otsuka Medical Devices Co., Ltd., February 2011 to Present, Shinagawa Grand Central Tower, 2-16-4 Konan, Minato-ku, Tokyo 108-8242, Japan.

Managing Director (Board Member), Business Planning, Otsuka Holdings Co., Ltd., August 2008 to June 2012, Shinagawa Grand Central Tower, 2-16-4 Konan, Minato-ku, Tokyo 108-8242, Japan.

Item 4. Terms of the Transaction.

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented as set forth above in Item 1.

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption INTRODUCTION is hereby amended and supplemented by amending and restating the first full paragraph on page 2 of the Offer to Purchase to read as follows:

“Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of Astex, if required by Delaware law. Under Delaware law, the affirmative vote of a majority of the outstanding Shares is the only vote of any class or series of Astex’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of Astex’s stockholders. If we accept and purchase a majority of the then outstanding Shares in the Offer, we will have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of Astex. Section 251(h) of the General Corporation Law, as amended (the “DGCL”) provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation.  In addition, Section 253 of the DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Under the Merger Agreement, if Parent or Purchaser acquires at least a majority of the then outstanding Shares (or at least 90% of the then outstanding Shares in the event that the Merger cannot be effected pursuant to Section 251(h) of the DGCL), Parent, Purchaser and Astex agreed, subject to the conditions to the Merger specified in the Merger Agreement, to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of Astex, in accordance with Section 251(h) (or in the event that the merger cannot be effected pursuant to Section 251(h), Section 253 of the DGCL).  Whether the Merger is consummated pursuant to Section 251(h) or, solely if Section 251(h) is unavailable, Section 253 of DGCL, (i) Astex shareholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Astex shareholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.  If the Merger is consummated pursuant to Section 251(h) of the DGCL, then as set forth in the notice of appraisal rights provided by Astex in its Solicitation/Recommendation Statement on Schedule 14D-9, Astex s must (i) by the consummation of the Offer deliver to Astex at the address indicated in such Solicitation/Recommendation Statement written demand for appraisal of Shares held, which demand must reasonably inform Astex of the identity of the stockholder and that the stockholder is demanding appraisal, (ii) not tender their Shares in the Offer, and (iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.  Additionally, if the Merger is consummated pursuant to Section 251(h) of the DGCL, we will then cause the Surviving Corporation to deliver an additional notification of the Effective Time of the Merger to all Astex stockholders who delivered notice to Astex pursuant to clause (i) of the prior sentence within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL.  If, solely if Section 251(h) is unavailable, the Merger is consummated pursuant to Section 253 of the DGCL, we will cause the Surviving Corporation to deliver the notice required by Section 262(d)(2) of the DGCL, which provides notification of the availability of appraisal rights, within 10 days of the closing of the Merger.

In the event that Purchaser purchases shares of Astex’s common stock in the Offer but is ineligible to use any of the short form merger procedures, including Section 251(h) or Section 253 of the DGCL, under Delaware law following the consummation of the Offer (and any “subsequent offering period” provided by Purchaser), Parent and Astex must obtain the approval of Astex’s stockholders holding a majority of the outstanding shares of common stock to adopt the Merger Agreement prior to consummating the Merger. In this event, Astex will call and convene a special stockholder meeting to obtain this approval, and Purchaser will vote all shares of Astex’s common stock it acquires pursuant to the Offer in favor of the adoption of the Merger Agreement, thereby assuring approval.”

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”) is hereby amended and supplemented as set forth above in Item 2.

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and in Schedule I to the Offer to Purchase entitled Certain Information Concerning Parent and Purchaser is hereby amended and supplemented as set forth above in Item 3.

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 12 (“Purposes of the Offer; Plans for Astex”) is hereby amended and supplemented as follows.  The Offer to Purchase is amended and supplemented by deleting the third full paragraph on page 44 and replacing it with the following:

“Short-Form Merger. If the Offer is consummated, we do not anticipate seeking the approval of Astex’s remaining public shareholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of Astex in accordance with Section 251(h) of the DGCL. Section 253 of the DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, the Merger Agreement contemplates that if the parties cannot effect the Merger pursuant to Section 251(h) of the DGCL, Parent is permitted to effect the Merger without prior notice to, or any action by, any other stockholder in accordance with Section 253 of the DGCL. Whether the Merger is effected pursuant to Section 251(h) of the DGCL or, solely if Section 251(h) is unavailable, Section 253 of the DGCL, (i) Astex shareholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Astex shareholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.”

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”) is hereby amended and supplemented as follows.  The Offer to Purchase is amended and supplemented by amending and restating the third full paragraph on page 48 to read as follows:

“Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent and Astex filed Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on September 19, 2013. Accordingly, the required waiting period with respect to the Offer and the Merger will expire no later than 11:59 p.m., New York City time, on October 4, 2013, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. Although Astex is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Astex’s failure to make those filings nor a request for additional documents and information issued to Astex from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.”

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”) is hereby amended and supplemented as follows.  The Offer to Purchase is amended and supplemented by deleting the second full paragraph on page 50 and replacing it with the following:

“Certain Litigation.  Between September 6, 2013, and September 18, 2013, several plaintiffs filed purported class action lawsuits on behalf of themselves and other Astex stockholders against various defendants including Astex, its directors, Parent, Purchaser, and unnamed “John Doe” defendants in connection with the proposed Offer and Merger. Six of the purported class actions were brought in the Court of Chancery of the State of Delaware and are captioned Schwartz v. Manuso et al., Case No. 8887-VCL (Del. Ch., Sept. 11, 2013), Bushansky v. Astex Pharmaceuticals, Inc., et al., Case No. 8896-VCL (Del. Ch., Sept. 12, 2013); Dewan v. Astex Pharmaceuticals, Inc., et al., Case No. 8899-VCL (Sept. 13, 2013); Kuss v. Astex Pharmaceuticals, Inc., et al., Case No. 8901-VCL (Sept. 13, 2013); Davis v. Astex Pharmaceuticals, Inc., et al., Case No. 8917-VCL (Sept. 17, 2013); and Wilson v. Astex Pharmaceuticals, Inc., et al., Case No. 8921-VCL (Sept. 18, 2013).  Between September 14, 2013 and September 18, 2013, Parent and Purchaser answered five of the Delaware complaints.  On September 20, 2013, the Delaware Court of Chancery consolidated the Delaware actions and granted a scheduling order in the new consolidated action.  Also on September 20, 2013, the Delaware Court of Chancery entered a Stipulation and Order for the Production and Exchange of Confidential and Highly Confidential Information.  Five other purported class actions were brought in the Superior Court of the State of California, Alameda County, and are captioned Wagner v. Astex Pharmaceuticals, Inc., et al., Case No. HG13-695090 (Cal. Super. Ct., Alameda Cnty., Sept. 6, 2013), Morgan et al. v. Astex Pharmaceuticals, Inc., et al., Case No. RG13-694856 (Cal. Super. Ct., Alameda Cnty., Sept. 9, 2013), West v. Astex Pharmaceuticals, Inc., et al., Case No. RG13-695076 (Cal. Super. Ct., Alameda Cnty., Sept. 11, 2013), Wertheim et al. v. Manuso et al., Case No. RG13-695180 (Cal. Super. Ct., Alameda Cnty., Sept. 11, 2013), and Carr v. Astex Pharmaceuticals, Inc., Case No. RG13-695681 (Cal. Super. Ct., Alameda Cnty., Sept. 16, 2013).  On September 19, 2013, the plaintiff in Wagner filed an application seeking expedited discovery and a hearing on a preliminary injunction motion.  The lawsuits allege, generally, that the Astex director defendants breached their fiduciary duties to Astex stockholders, and that the other defendants aided and abetted such breaches, by seeking to sell Astex through an allegedly defective process, for an unfair price, and on unfair terms.  In addition, several lawsuits allege that certain disclosures by Astex in the Schedule 14D-9 Solicitation/Recommendation Statement to stockholders are misleading or omit material information needed to ensure that the stockholders make an informed decision when choosing whether or not to tender their shares. The lawsuits seek, among other things, equitable relief that would enjoin the consummation of the proposed Offer and Merger, rescission of the proposed Offer and Merger (to the extent the proposed Offer and Merger have already been consummated), damages, and attorneys’ fees and costs.  We believe that each of the Delaware actions and California actions is without merit, and we intend to vigorously defend against all claims asserted.”

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 17 (“Appraisal Rights”) is hereby amended and supplemented as follows.  The Offer to Purchase is amended and supplemented by deleting the fourth full paragraph on page 51 and replacing it with the following:

“The information set forth above is for informational purposes only.  If you are entitled to appraisal rights in connection with the Merger and the Merger is consummated pursuant to 251(h) of the DGCL, then as set forth in the notice of appraisal rights provided by Astex in its Solicitation/Recommendation Statement on Schedule 14D-9, Astex shareholders must (i) by the consummation of the Offer deliver to Astex at the address indicated in such Solicitation/Recommendation Statement written demand for appraisal of Shares held, which demand must reasonably inform Astex of the stockholder and that the stockholder is demanding appraisal, (ii) not tender their Shares in the Offer; and (iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.  Additionally, if the Merger is consummated pursuant to 251(h) of the DGCL, we will then cause the Surviving Corporation to deliver an additional notification of the Effective Time of the Merger to all Astex shareholders who delivered notice to Astex pursuant to clause (i) of the prior sentence within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL.  If, solely if Section 251(h) is unavailable, the Merger is consummated pursuant to Section 253 of the DGCL, we will cause the Surviving Corporation to deliver the notice required by Section 262(d)(2) of the DGCL, which provides notification of the availability of appraisal rights, within 10 days of the closing of the Merger.  In that case, such additional notice will describe the appraisal procedures for a merger under Section 253 of the DGCL, and all stockholders of Astex will have the time period specified in such separate notice (which will be 20 days from the mailing of such separate notice) to exercise their appraisal rights.”

Item 5. Past Contacts, Transaction, Negotiations and Agreements.

The information incorporated into Item 5 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented as set forth above in Item 1.

The information incorporated into Item 5 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption INTRODUCTION is hereby amended and supplemented as set forth above in Item 4.

The information incorporated into Item 5 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and in Schedule I to the Offer to Purchase entitled Certain Information Concerning Parent and Purchaser is hereby amended and supplemented as set forth above in Item 3.

The information incorporated into Item 5 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 12 (“Purposes of the Offer; Plans for Astex”) is hereby amended and supplemented as set forth above in Item 4.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information incorporated into Item 6 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented as set forth above in Item 1.

The information incorporated into Item 6 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption INTRODUCTION is hereby amended and supplemented as set forth above in Item 4.

The information incorporated into Item 6 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”) is hereby amended and supplemented as set forth above in Item 2.

The information incorporated into Item 6 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 12 (“Purposes of the Offer; Plans for Astex”) is hereby amended and supplemented as set forth above in Item 4.

Item 7. Source and Amount of Funds or Other Consideration.

The information incorporated into Item 7 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented as set forth above in Item 1.

Item 8. Interest in Securities of the Subject Company.

The information incorporated into Item 8 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and in Schedule I to the Offer to Purchase entitled Certain Information Concerning Parent and Purchaser is hereby amended and supplemented as set forth above in Item 3.

Item 11. Additional Information.

Item (a)(1) of Item 11 of Schedule TO is hereby amended and restated as follows:

“(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Background of the Transaction; Past Contacts or Negotiations with Astex,” “Purpose of the Offer; Plans for Astex” and “The Merger Agreement; Other Agreements” is incorporated herein by reference.”

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented as set forth above in Item 1.

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption INTRODUCTION is hereby amended and supplemented as set forth above in Item 4.

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”) is hereby amended and supplemented as set forth above in Item 2.

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and in Schedule I to the Offer to Purchase entitled Certain Information Concerning Parent and Purchaser is hereby amended and supplemented as set forth above in Item 3.

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 12 (“Purposes of the Offer; Plans for Astex”) is hereby amended and supplemented as set forth above in Item 4.

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”) is hereby amended and supplemented as set forth above in Item 4.

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 17 (“Appraisal Rights”) is hereby amended and supplemented as set forth above in Item 4.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013

Otsuka Holdings Co., Ltd.

By:	/s/TATSUO HIGUCHI
Name:	Tatsuo Higuchi
Title:	President and Representative Director, CEO

Otsuka Pharmaceutical Co., Ltd.

By:	/s/TARO IWAMOTO, Ph.D.
Name:	Taro Iwamoto, Ph.D.
Title:	President and Representative Director

Otsuka America, Inc.

By:	/s/NORIKO TOJO
Name:	Noriko Tojo
Title:	President and CEO

Autumn Acquisition Corporation

By:	/s/TOSHIKI SUDO
Name:	Toshiki Sudo
Title:	President

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 13, 2013*†
(a)(1)(B)	Form of Letter of Transmittal*†
(a)(1)(C)	Form of Notice of Guaranteed Delivery*†
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on September 13, 2013†
(a)(1)(G)	Press Release of Otsuka Pharmaceutical Co., Ltd., dated September 13, 2013†
(a)(1)(H)	Press Release of Otsuka Pharmaceutical Co., Ltd. dated September 5, 2013†
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of September 5, 2013, by and among Otsuka Pharmaceutical Co., Ltd., Autumn Acquisition Corporation and Astex Pharmaceuticals, Inc.†
(d)(2)	Confidentiality Agreement, dated as of July 3, 2013 between Otsuka Pharmaceutical Co., Ltd. and Astex Pharmaceuticals, Inc.†
(d)(3)	Letter of Amendment, dated as of August 5, 2013, to the Confidentiality Agreement, dated as of July 3, 2013 between Otsuka Pharmaceutical Co., Ltd. and Astex Pharmaceuticals, Inc.†
(g)	Not applicable
(h)	Not applicable

*              Included in mailing to stockholders.

†.             Previously filed.